Exhibit 99.6

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Robert HAMMOND (U.S.)

Robert PERKINS (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total announces its interim dividend for the second quarter 2013

Paris, July 26, 2013 – The Board of Directors of Total approved a second quarter 2013 interim dividend of 0.59 euros per share, unchanged versus the previous quarter, and payable in euros according to the following timetable:

Ex-dividend date	December 16, 2013
Record date	December 18, 2013
Payment date	December 19, 2013

American Depositary Receipts (“ADRs”) will receive the second quarter 2013 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

Ex-dividend date	December 11, 2013
Record date	December 13, 2013
Payment date	January 7, 2014

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com